UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 15, 2024

Sumitomo Mitsui Financial Group, Inc.

Stock Split, Change in Ratio of ADRs to Common Stock,

and Partial Amendments to the Articles of Incorporation

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby announces that at the Board of Directors meeting held on May 15, 2024, SMFG resolved: to implement a stock split on its common stock and, accordingly, a change in the ratio of its American Depositary Receipts (“ADRs”) to its common stock; and to submit a proposal for partial amendments to its Articles of Incorporation for the stock split at the 22nd Ordinary General Meeting of Shareholders scheduled for June 27, 2024.

1. Stock Split

(1)  Purpose of the stock split

By reducing the stock price per investment unit, SMFG seeks to develop a more investor-friendly environment and expand the investor base.

(2)  Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of Monday, September 30, 2024 will be split into 3 shares per share.

(3)  Increase in the number of shares due to the stock split

1) Total number of issued shares before the stock split	1,317,397,084 shares
2) Number of shares to be increased by the stock split	2,634,794,168 shares
3) Total number of issued shares following the stock split	3,952,191,252 shares
4) Total number of authorized shares following the stock split	9,000,564,000 shares

* The number of shares in 1), 2) and 3) above subject to change prior to the record date, defined in (2) above.

(4)  Schedule for the stock split

1) Public notice of record date	Friday, September 13, 2024 (tentative)
2) Record date	Monday, September 30, 2024
3) Effective date	Tuesday, October 1, 2024

2. Change in Ratio of ADRs to Common Stock

(1)  Purpose of the change in the ADR ratio

The purpose is to minimize impacts on the trading market for ADR holders by maintaining the current level of ADR unit price.

(2)  Summary of the change in the ratio

1) Current ratio	1 ADR : 0.2 common share
2) New ratio	1 ADR : 0.6 common share
3) Effective date of new ratio	Tuesday, October 1, 2024 (U.S. EDT)
4) Listed exchange	New York Stock Exchange (NYSE)
5) Ticker symbol	SMFG
6) U.S. Security Code number (CUSIP)	86562M209
7) Depositary bank	Citibank, N.A.

3. Partial Amendments to the Articles of Incorporation for the Stock Split

(1)  Purpose of amendments

The total number of authorized shares and the total number of authorized shares of common stock need to be increased in line with the ratio of the split of common stock. Therefore, SMFG proposes that the amendments to the Articles of Incorporation become effective Tuesday, October 1, 2024, which is when the stock split takes effect.

(2)  Details of amendments

Existing Articles of Incorporation and the proposed amendments are set forth in the attached Exhibit.

(3)  Schedule

Scheduled date of the General Meeting of Shareholders for the proposed amendments to the Articles of Incorporation: Thursday, June 27, 2024

Scheduled effective date of the proposed amendments to the Articles of Incorporation: Tuesday, October 1, 2024

Exhibit

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be three billion five hundred sixty four thousand (3,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be nine billion five hundred sixty four thousand (9,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of nine billion (9,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.